12/2

02060477

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial One

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 1257 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/9/02

82-1257

IMPERIAL

ANNUAL REPORT

ARIS
6-30-02

Notice of Annual General Meeting

All shareholders are invited to attend the Twenty-first Annual General Meeting of Imperial One Limited. A formal Notice of Meeting together with a proxy form is separately enclosed with this Annual Report.

Business

The details of the business of the Meeting are described in the notice, which accompanies this report.

Proxies

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the member's voting rights and neither proxy shall be entitled to vote on a show of hands. A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which they are signed must be lodged at the registered office of the Company not less than 48 hours before the time of the meeting. A form of proxy is enclosed separately with the notice of the meeting. An additional form will be supplied by the Company on request.

Imperial One Limited

ACN 002 148 361

ABN 29 002 148 361

Contents

Directors

B W McLeod (Chairman)

D H Sutton

R Koscharsky

K A Torpey

Company Secretary

D L Hughes

Registered Office

Level 2

131 Macquarie Street

Sydney NSW 2000

Telephone (02) 9251 1846

Facsimile (02) 9251 2550

Stock Exchange Listings

Australia

Australian Stock Exchange

(Home Exchange Brisbane Queensland)

IMP	Ordinary Shares
IMPOB	Options expiring 31/07/2003
IMPOC	Options expiring 30/06/2004

United States of America

New York OTC Market

Code	IMPGY
OTC#	452869103
Sponsor	Bank of New York

1 ADR for 20 Ordinary shares

Company Auditors

Court & Co

Level 29, Tower Building

Australia Square

264 George Street

Sydney NSW 2000

Bankers

Australian & New Zealand Banking Group Limited

Principal Share Registry

Computershare Investor Services

Level 3

60 Carrington Street

Sydney NSW 2000

Solicitors

Atanaskovic Hartnell

Level 10 Atanaskovic Hartnell House

75-85 Elizabeth Street

Sydney NSW 2000

Chairman's Review

It is with pleasure that I present Imperial One Limited's Twenty-First Annual Report.

The year has seen significant progress towards the final development of your Company's major asset, its interest in the Pooncarie Mineral Sands Project.

This interest is held through BeMaX Resources NL ('BeMaX') in which your Company holds a 19.6% equity interest. BeMaX's interest is currently held in Joint Venture with Sons Of Gwalia with BeMaX holding 75% and is the Operator.

The Pooncarie Project, comprising the Ginkgo and Snapper deposits in the New South Wales section of the Murray Basin will be a key development for the region with the potential to provide employment and industry opportunities and make a significant export contribution to the Australian economy.

Many significant milestones have been achieved during the year in advancing the Project to final development stage, these are detailed under Review of Operations with only project financing and formal development go-ahead required to complete the transition from explorer to an active participant in the Global Minerals Sands industry.

Mineral Sands products from the Pooncarie Project have received market acceptance this being evidenced by the signing of Offtake Agreements with a major global feedstock consumer which will serve to underpin the financing and development of this project.

As previously stated, fundraising is now the only remaining major hurdle to be cleared prior to development. ABN Amro as Financial Adviser to the Project have reported having received strong interest in Project financing from several potential lenders, these negotiations are continuing.

In October 2002 an Agreement was reached with Sons of Gwalia which provides for BeMaX to move to 100% equity interest in the Pooncarie Project by acquiring Sons of Gwalia's 25% interest. This arrangement is subject to an option for Sons of Gwalia to elect to increase its position in the Joint Venture to 50% by acquiring a further 25% interest in the Project from BeMaX for a cash payment of $25 million.

Determination of the final ownership structure of the Pooncarie Project will be known in early December 2002, however Directors of BeMaX have indicated that they consider the completion of either transaction would be beneficial to the Project, as both provide a firm basis on which Project development can proceed.

With the focus of the Company's resources towards the development of its Mineral Sands Project investment, Directors have sought to reduce the Company's exposure to its other operating activities.

With regard to its internet investments the Company maintains its 13% interest in Catcha.com which remains South East Asia's leading network of local portals, which has also implemented a successful integrated strategy which has seen an expansion of operations to include publishing and evens as new business units in the past twelve months. Catcha's media properties currently reach over 400,000 people per month and cover Singapore, Malaysia, Thailand, Indonesia and the Philippines.

Difficult market conditions has seen a rationalisation of the Company's Australian Internet interests with OzNetwork Pty Limited being placed in Administration following an unresolved dispute over internet hosting charges and the Company reducing its equity interest in Message Technologies Pty Limited from 100% to 49.87% at 30 June 2002 as a result of its non-participation in various equity issues.

In addition, the Company has withdrawn from the Industrial Minerals Marketing business effective 31 August 2002 following losses incurred as a result of the renegotiation of the terms of the Company's Licence Agreement with the materials supplier.

I thank all shareholders for their support over the past twelve months as we look forward to an exciting future as the Pooncarie Minerals Sands Project continues to move towards being developed as the Country's next major Mineral Sands Project.

Bruce McLeod
Chairman

1) Bemax Resources NL **19.6%**

BeMaX Resources NL

Highlights

Pooncarie Project

The Pooncarie Project made significant progress towards becoming the first major mineral sands project to be developed in the Northern Murray Basin, Australia.

1. Ginkgo

- Economic viability of a development based on the Ginkgo Deposit and associated Broken Hill Mineral Separation Plant (MSP) confirmed by a A$6 million Bankable Feasibility Study (BFS).
- All Government and regulatory approvals received for Ginkgo and the MSP, making the Pooncarie Project the first fully permitted major mineral sands project in the NSW sector of the Murray Basin.
- Optimisation studies and value engineering show that higher product recoveries than those indicated in the BFS can be achieved through innovative plant design and improved technology in the MSP.
- Offtake Agreements for the bulk of Ginkgo's future production completed with a major global feedstock consumer.
- ABN AMRO Australia Limited appointed as Financial Advisor to the Project.

2. Snapper

- Preliminary studies indicate that development of the Snapper deposit concurrently with Ginkgo would significantly enhance the Pooncarie Project life (to over 25 years) and value.
- Pre-feasibility Study on the development of Snapper commenced in the June 2002 Quarter.

Regional Exploration

Regional exploration continued throughout the year to identify and delineate additional resources. Global resources controlled by BeMaX in joint venture properties increased to 42 million tonnes of contained Heavy Minerals (HM).

Overview

For several years, BeMaX Resources NL has been at the forefront of efforts to unlock the mineral sands potential of the Murray Basin region as the next major Australian mineral sands province.

BeMaX has a significant strategic presence in the region, controlling a global resource of over 42 million tones of Heavy Mineral within approximately 9,500 km2 of joint venture and wholly owned tenements in New South Wales, including the flagship Ginkgo and Snapper deposits.

The Mineral Sands Market

The Murray Basin is well placed to compete internationally in capturing a significant share of the international mineral sands market.

Demand for ilmenite, rutile and leucoxene is dominated by the global white pigment (TiO_2) industry, which consumed an estimated 94% of global feedstock in 2001. Several independent analysts have also forecast market deficient positions for these mineral sands by the second half of this decade, with demand expected to increase by 3.7% per annum in 2004 and 2005 in line with recovering world economic growth.

Demand for zircon is expected to remain firm in the short-term, with prices increasing at 2 – 3% per annum according to long term historical trend rates.

Pooncarie Project (BeMaX 75%)

The Pooncarie Project, named after the township in the Murray Basin near many of BeMaX's heavy mineral discoveries, is owned by the BIP Joint Venture (BeMaX 75% and Operator, Sons of Gwalia Ltd 25%).

The project comprises the large Ginkgo deposit and the nearby Snapper Deposit. A $6 million Bankable Feasibility Study (BFS) completed in March 2002 concluded that development of Gingko as a standalone project was economically feasible. Preliminary studies have since indicated that integration of production at Snapper from Year 8 of the Gingko operations could both significantly extend the Project's mine life and enhance project value through economies of scale.


Broken Hill
Tandou
Coombah
Nanya Plain Tank
Nereen
Ginkgo
Crayfish
Snapper
Gallipoli
Pooncarie
Wentworth
Mildura
Renmark
Euston
Balranald
N
Kilometres
Legend
BeMaX 100% EL's
BIP JV EL's, ML and MLA
BeMaX/Basin JV EL's
Prospect or Deposit
National Parks and Reserves
Willandra Lakes World Heritage Area
Extent of Murray Basin
Town
BeMaX and Joint Venture Tenements

Ginkgo
Ginkgo is one of the largest single-concentrations of coarse-grain heavy minerals within the Murray Basin. The 5.7 million tones of contained Heavy Mineral (HM), within a Proved and Probable Reserve of 184 Mt at 3.1% HM, contains high value heavy minerals such as rutile and zircon.

Discovered in late 1998, Ginkgo is approximately 14km long and 600m wide with an average thickness of 25m. The mineralisation is disseminated within clean unconsolidated quartz sands with slimes content of only 2%. These characteristics set Ginkgo apart compared with other Murray Basin heavy mineral orebodies and will enable low-cost mining techniques to be employed.

The exceptional thickness of the Ginkgo orebody (15-30m) results in an overburden to ore ratio of only 1.1:1. Geological analysis and geotechnical investigations demonstrate the orebody is ideal for dredge mining once the overburden has been removed.

Numerous drilling programmes have generated over 600 drill holes on 43 lines across the deposit, clearly defining a high-grade zone averaging approximately 6% HM along more than half of its western boundary. This provides the opportunity in mine planning to maximise revenue during the first seven years of its estimated 14 year mine life.

Snapper
The higher grade Snapper deposit, located approximately 10km southwest of Ginkgo, was discovered in 1999. Snapper has the potential to provide significant strategic value for the Pooncarie Project as the extension of mine life and sharing of infrastructure creates economies of scale savings and enhances the return on capital investment. A Pre-feasibility Study (PFS) is underway in preparation for full-scale feasibility work.

The Snapper Measured Resources of 100 Mt @ 5.4% HM (1.0% HM cut-off) was independently estimated by Snowden Mining Industry Consultants. The >1% HM ore zone ranges in width between approximately 1,600m in the northwest and 440m in the southeast, with an average width of 755m. It contains a high grade core averaging 75m in width and six metres in thickness over its entire strike length. The best HM intersection within this high grade core averages 85% HM over 1.5 metres.

Ginkgo Development
In March 2002, the $6 million Ginkgo BFS concluded that the development of a mineral sand mine at Ginkgo with a Mineral Separation Plant (MSP) at Broken Hill was economically viable, socially and environmentally sustainable.

Pricing forecasts for the BFS were initially prepared by BeMaX after consultation with pigment producers and zircon consumers. Independent assessment by TZMI supported the price range applied in the financial models and the acceptability of the products for many applications in the market place.

The relative cost and revenue structure of Ginkgo was compared to 18 other international feedstock producers by using global titanium feedstock cost curves. Results of this comparison indicate that Ginkgo would be very competitive in the international mineral sands industry.

The MSP will be specifically designed for production of saleable minerals from the Ginkgo deposit using processing technology and equipment that is well proven and standard for this industry.

Total development cost, including working capital requirements, for the project are expected to be in the vicinity of $200 million, with construction envisaged to commence in early 2003 and final commissioning in early 2004. Using these guidelines, the first shipment of product could occur in late 2004.


Heavy Mineral Contained in
BeMaX Global Resource
October 2002
Measured
Indicated
Inferred
45
40
35
30
25
20
15
10
5
0
$1,999.00
2000
2001
2002

Other BIP Joint Ventures
(BeMaX 75% & Operator, Sons of Gwalia 25%)
Gallipoli
The Gallipoli complex is a very large series of sub parallel HM concentrations, containing mineralisation extending up to 154.5km in length and 6.5km in width. The main body of the deposit is located 10km southeast of Ginkgo. The southeast edge of the complex extends into the BeMaX/Basin Joint Ventures, EL5532.

Winchester
Winchester is located 8km northeast of Ginkgo and has a high grade core greater than 10% HM from 3 to 7.5m thick and more than 200m wide.

Other Prospects
A number of other mineral sands prospects have also been defined by the BIP Joint Venture. These include Crayfish, Minervah, Laburnum, Somme and Coombah. Further drilling will be carried out over these prospects in order to determine the economic viability.

Basin/BeMaX Joint Venture

(BeMaX 60% & Operator, Iluka resources Limited 40%)

Yabbie/Shamrock

Located 20km southwest of the Ginkgo deposit, Yabbie has a strike length of 16km and an average width of approximately 1km, while Shamrock has a continuous strike length of 11km and an average width of 1.3km.

Bemax 100% owned

A number of prospects have been located within 100% owned BeMaX owned tenements, however further exploration is required to assess their potential.

Summary

The Pooncarie Project made significant progress towards becoming the first major mineral sands project to be developed in the northern Murray Basin, Australia with the completion of the Ginkgo Feasibility Study and the granting of the Ginkgo Mining Lease.

It is envisaged that BeMaX will fully control the Pooncarie Project, however the Company may proceed with Sons of Gwalia on a 50:50 joint venture basis. This arrangement should be known by the end of 2002. ABN Amro Australia Limited has been appointed Financial Adviser to the project and has already received strong interest in project financing from several potential lenders.

After several years of focused effort, BeMaX is now poised to make the key transition from explorer to active participant in the global mineral sands industry.

2) Catcha.Com Limited **12.95%**

CATCHA.COM

SE Asia's Leading Network of Local Portals

catcha.com.sg Singapore	**catcha.com.my** Malaysia	**catcha.co.id** Indonesia
catcha.com.ph Philippines	**catcha.com.th** Thailand	**catcha.com.au** Australia

Catcha is one of the region's most dynamic new media groups implementing an integrated strategy that covers the Internet, Publishing and Events. Its vision is to become one of the leading entertainment and media groups targeting the digital generation in Asia.

What started out as a pure Regional Internet media player has successfully expanded in the last 12 months to include Publishing and Events as new business units.

Catcha's media properties reach over 400,000 people a month and cover Singapore, Malaysia, Thailand, Indonesia and the Philippines.

Internet

Catcha's local portals cover the SE Asian region with a strategy of offering local content and communities to local users. The combined network has over 1.5m members. For the last two years in a row Catcha has been ranked as the leading local search engine in four out of five markets by ACNielsen.consult independent net usage reports. The key Catcha online properties are:

- Singapore: www.catcha.com.sg
- Malaysia: www.catcha.com.my
- Thailand: www.catcha.co.th
- Indonesia: www.catcha.co.id
- Philippines: www.catcha.com.ph

Publishing

Catcha owns the leading nightlife/lifestyle magazine in the region called JUICE. JUICE is published in both Malaysia and Singapore and has a monthly print-run of 60,000 copies. Catcha is currently in discussions with various parties to launch further titles during 2003.

Events

Catcha owns Starlight Cinema, the largest outdoor cinema festival event in Asia. The event was launched this year in June, with support from the Singapore Tourism Board and attracted over 11,000 people. Starlight Cinema will be significantly expanded in 2003 and also launched in Malaysia.

Going forward, the Group will continue to launch a number of new initiatives in 2003 to capitalise on the growing affluence of the Asian Digital Generation and the lack of suitable entertainment/ media products to reach this highly desired demographic group.

Future

The group continues to grow revenues and cut costs in a very challenging economic climate and is constantly on the look out for growth opportunities with minimal downside risk and strong upside potential. The company has ended the year by successfully moving from a pure internet media model to an integrated media platform offering a unique range of media channels via the internet, publishing and events. Throughout 2003 the strategy is to launch further media properties that leverage off the company's core three business units.

Directors' Report on Operations *continued*

3) Message Technologies Pty Limited 49.87%

Background
Message Technologies commenced in November 2001 and completed development of it's messaging platform in April 2002. The platform was launched supporting an online dating service at that time and has approximately 25,000 members globally at the date of this report.

Operations
Message Technologies is in the process of moving its operations to the United States, as the majority of it revenue and members are based there.

The company has also signed a Heads of Agreement to provide an online instant messenger based dating system for Catcha.com Limited. This will result in Catcha migrating it's current dating service 'Catcha Friends' containing over 40,000 members, to the new platform with Message Technologies supporting the software, customer service, billing and collection.

Future
Message Technologies will continue expanding its current service, as well as developing and launching alliance partnerships with selected Internet portal providers in Europe and the UK, as well as providing its dating software to existing online dating service providers.

The company is expected to be profitable by 2003.

4) Oznetwork Pty Limited 80.86%

During the year, OzNetwork ceased operations. The company was the subject of a legal dispute over Internet hosting charges, which could not be resolved and, as a result, entered into voluntary administration. Subsequently, OzNetwork entered into a Deed of Company Arrangement with its creditors.

In addition, the Company found that the returns from its operations, which were primarily in the area of website development, were not sufficient to support an operation in the long term and the company was not able to raise further funds.

The operations of the company had been significantly rationalised over the past twelve months and the value of the Company's investment together with any outstanding loans to OzNetwork Pty Limited have been fully provided for. OzNetwork was not a significant area of operation for Imperial One Limited and the impact of the closure of the company was minimal.

5) Industrial Minerals Marketing Pty Limited 100%

The Industrial Minerals Marketing business reported an operating loss of $228,346 for the year under review. This loss was directly associated with the renegotiation of the terms of the Company's Licence Agreement with the materials supplier.

As a result of these losses, the Company has reviewed its participation in the project and following agreement between the parties the Industrial Minerals Licence Agreements between Hudson Resources Limited and Industrial Minerals Marketing Pty Limited (wholly owned subsidiary) has been cancelled effective from 31 August 2002.

The companies have agreed to work together to ensure a smooth transition of the business.

6) Gurina Joint Venture – EL 4428, Victoria 100%

Imperial acquired the remaining 50% equity interest in the tenement when the Gurina Joint Venture was dissolved during the financial year.

Exploration Expenditure has been kept to a minimum as results from previous assessment programmes have been disappointing.

In October 2001 the Company relinquished approximately 50% of the area held under the tenement

7) May Day Project – ML 1361, NSW 100%

The R&D programme in developing resin technology has been completed. All plant and equipment has been sold and removed from the site.

Rehabilitation of the site is well advanced and expected to be completed by year end.

A description of the Company's main corporate governance practices is set out below. Unless otherwise stated, all these practices were in place for the entire year.

The Board of Directors

The Board of Directors takes ultimate responsibility for corporate governance and operates in accordance with the following broad principles as set out in its charter:

- the Board should comprise between 3 and 12 directors
- the Chairman is elected by the Board
- the maximum age for directors is 72

At the date of signing the directors' report the Board consisted of three non-executive directors and one executive director. Details of the directors are set out in the directors' report under the heading 'Directors'.

Directors are initially appointed by the full Board, subject to election by shareholders at the next annual general meeting, with one third of the Board being subject to retirement by rotation.

Chairman

The Chairman of the Board is elected by the full Board.

Independent Professional Advice

Directors have the right, in connection with their duties and responsibilities as directors, to seek independent professional advice at the Company's expense. Consent of the full Board should be sought before seeking such advice.

Nomination Committee

The Nomination Committee consists of the full Board.

In the event of a vacancy the Board seeks replacements with the appropriate skills and experience. Where necessary, advice is sought from independent consultants.

Remuneration Committee

The Remuneration Committee consists of an executive of two Board members.

The Executive Committee decides on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed at least annually having regard to performance, relevant comparative information and independent expert advice.

The total remuneration of non-executive directors is determined by the Company in general meeting. Where the remuneration is to exceed that maximum amount, approval by shareholders at the annual general meeting is required. Non-executive directors are also entitled to retirement benefits in accordance with the Superannuation Guarantee Charge set down in Federal Statute.

Further information on directors' remuneration is set out in note 3 to the financial statements.

Audit Committee

No Audit Committee exists as all expenditure incurred by the Company requires the authorisation of a director and all revenue received by the Company is reviewed by a director.

External Auditors

The full Board is responsible for the appointment, removal and remuneration of the external auditors, and reviewing the terms of their engagement, and the scope and quality of the audit.

In fulfiling its responsibilities the Board receives regular reports from management and the external auditors. Members of the Board also meet with the external auditors at least twice a year, more frequently if necessary. The external auditors have a clear line of direct communication at any time to the Chairman of the Board.

Risk Assessment and Management

As part of the Company's strategy to implement an integrated framework of control, the Board requested the external auditors review internal control procedures. Recommendations once presented will be considered by the Board.

Ethical Standards

The Board is in the process of reviewing a Code of Ethical Business Standards setting out the ethical standards expected of all directors and employees in carrying out their duties.

Directors' Report

In respect of the financial year ended 30 June 2002, the directors of Imperial One Limited present their report together with the financial report of the Company and the consolidated financial report of the Group, being the Company and its controlled companies, and the auditors' report thereon.

Directors

The following persons held office as directors of Imperial One Limited at the date of this Report:

B W McLeod	Chairman
D H Sutton	Director
K A Torpey	Director
R Koscharsky	Director

B W McLeod

B.SC (Maths), M.Comm (Econ) Chairman

Mr McLeod has had extensive experience in the Australian capital markets. Over the past 14 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent 6 years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations. He is Chairman of Hudson Investment Group Limited, Hudson Securities Corporation Limited, Hudson Timber & Hardware Limited and Hudson Resources Limited and a Director of BeMaX Resources NL, Catcha.com Limited, International Concert Attractions Limited and Carnegie Corporation Limited. Appointed a director of the Company on 21 May 1996.

D H Sutton

B.Comm ASA ACIS Non-Executive Director

Mr Sutton is an affiliate of the Australian Stock Exchange Limited with many years experience in sharebroking and investment banking. He is also a director of Terrain Securities Pty Limited, a member firm of the Australian Stock Exchange, Hudson Resources Limited and Hudson Pacific Group Limited. Appointed director of the Company on 30 January 1997.

K A Torpey

B.E., MIE Aus., CP Eng, FAusIMM, (CP) Non-Executive Director

Mr Torpey has over the last forty years been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Mines Limited (Ireland), Noranda, Denison Mines (Canada), Toyota and Mitsubishi.

For the last twenty years, since returning to Australia from Tara Mines, his association has mainly been as a corporate officer initially as Managing Director of Denison Mines (Australia) and then Managing Director of Devex Limited. Over the last few years, he has acted as a consultant to a number of companies involved in mining projects and in new technology. He is currently the principal of Famallon Pty Limited and a director of BeMaX Resources NL, Latrobe Magnesium Limited and Camberwell Coal Pty Limited. Appointed a director in November 1992.

R Koscharsky

B.Econ, M.Comm (Prof. Accounting) CA Non-Executive Director

Prior to joining the Imperial One Group Mr Koscharsky was a manager with PricewaterhouseCoopers' Technology, Info Comms and Entertainment Group in Audit and Business Advisory. His clients included OzEmail, Vodafone, Global One and a variety of other technology and Internet focused companies. Mr Koscharsky's experience ranged from assisting early stage companies through to advising established businesses on financial management, structuring, forecasting and capital raising.

Mr Koscharsky is also the Treasurer of Telstra Child Flight, the babies and children's intensive care emergency helicopter service based at the New Children's Hospital in Westmead, NSW. Appointed director of the Company on 15 March 2001

Principal activities
The principal activities of the Group during the financial year were the following:

- Development of its Murray Basin heavy mineral tenements through its BeMax Resources NL shareholding;
- Marketing of Industrial Minerals;
- Investment in internet and new media technologies.

Consolidated results
The consolidated net loss for the financial year ended 30 June 2002 attributable to the members of Imperial One Limited was $1,509,709.

Dividend
The directors of the Company do not recommend that any amount be paid by way of dividend. The Company has not paid or declared any amount by way of dividend since the commencement of the financial year.

Review of Operations
The Group's net loss for the year was $1,509,709 compared to a loss of $8,817,739 for the previous corresponding period.

The previous financial year's results reflects the write down of the carrying value and goodwill associated with the Group's internet investments.

Of the current year loss $320,939 represents costs associated with maintaining and rehabilitating the May Day Project mine site and a further $228,346 representing losses associated with the Industrial Minerals Marketing business following the renegotiation of licence agreements.

State of affairs
Significant changes in the state of affairs of the Group during the year under review were as follows:

- An increase in paid up capital from $50,759,521 to $50,918,627 resulting from the following:
  - $149,206 pursuant to the issue of 4,973,534 fully paid ordinary shares to directors in December 2001 to convert debt to equity.
  - $9,900 pursuant to the issue of 450,000 fully paid ordinary shares in May 2002 to meet the terms of a settlement agreement with a former director.
- On 17 December 2001 the Company entered into a financial arrangement with PSG Doyle Capital Limited, the terms of which provided for PSG Doyle Capital Limited to advance up to $1,000,000 to the Company in exchange for the issue of up to 52,631,600 convertible notes at 1.9 cents each. The notes carry a coupon of 1% per annum payable at maturity of the notes or at conversion. The convertible notes are repayable on 19 December 2002.

  During the financial year PSG Doyle Capital Limited advanced $750,000 to the Company under these financial arrangements by way of subscription for 18,421,100 convertible notes to raise $350,000 and loan funds of $400,000.

  Following shareholder approval, the Company issued a further 21,052,632 convertible notes at 1.9 cents to PSG Doyle Capital Limited to repay the interim loan of $400,000. At the date of this report the Company had on issue a total of 39,473,732 convertible notes at 1.9 cents each which mature on 19 December 2002.

  In addition to the convertible notes the Company granted 37,295,000 options to take up ordinary shares to PSG Doyle Capital Limited. Each option is exercisable at 1 cent at any time up to 31 December 2006.

  The funds raised from the convertible note issue were used to increase the Company's shareholding in BeMaX Resources NL through the exercise at 25 cents each of 1,750,000 options expiring 31 December 2001, repay corporate debt and provide additional working capital.
- On 20 May 2002, the Board of OzNetwork Pty Limited (Imperial 80.86% equity interest) appointed an Administrator. The Company was the subject of a legal dispute over internet hosting charges which could not be resolved.
- During the financial year the Gurina Joint Venture in which Imperial Mining Investments Pty Limited (controlled entity) and Probo Mining Pty Limited each held a 50% equity interest, was dissolved with the Joint Venture's interest in EL 4428 transferred to Imperial Mining Investments Pty Limited.

Matters subsequent to balance date
The Company holds a 19.6% equity interest in BeMaX Resources NL (BeMaX). BeMaX has interests in tenements covering approximately 9,000 km^2 in the New South Wales part of the Murray Basin (Pooncarie Mineral Sands Project), with Global Resources containing approximately 40 million tonnes of heavy minerals.

BeMaX's interest is held through the BIP Joint Venture of which BeMaX holds 75% and is the operator and Sons of Gwalia Limited ('SGW') hold 25%.

The Pooncarie Mineral Sands Project, which encompasses Ginkgo and several other deposits, most notably the Snapper deposit, is the first major fully permitted mineral sands development in the New South Wales portion of the world class Murray Basin mineral sands province.

Since the end of the financial year, directors of BeMaX have announced that they have finalised sales agreements with a major global pigment producer with respect to the secondary ilmenite and leucoxene products to be derived from the Ginkgo mineral sands project.

The sales agreements mark achievement of one of the few remaining milestones for the development of Ginkgo. The Ginkgo schedule now progresses to the next stage, comprising the completion and distribution of the Debt Information Memorandum and draft Term Sheet to potential financiers by ABN AMRO Australia Limited, Financial Advisor to the BIP JV.

The finalised sales agreements for the Secondary Ilmenite (65% TiO2) and Leucoxene (68% TiO2) products commit the bulk of the tonnage to be produced from Ginkgo.

In addition, purchase of the premium grade Zircon product as Principal for resale to global customers has also been agreed and negotiations on final contracts will be concluded in the near term.

All of the above contracts are subject to formal execution and to conditions precedent that include the obtaining of project finance and completion of one of the transactions outlined below.

Subject to project financing, construction activities are scheduled to start at Ginkgo in the fourth quarter 2002, with commissioning early 2004 and first product delivery to market planned for third quarter 2004.

Directors of BeMaX also announced that agreement has been reached with SGW, which provides BeMaX with an opportunity to acquire full ownership and control of the Pooncarie Mineral Sands Project, on the following terms and conditions:

a) SGW has agreed to sell to BeMaX its wholly owned subsidiary and 25% BIP JV party, Probo Mining Limited ('Probo').

   The consideration for the acquisition of Probo by BeMaX is to be A$14 million consisting of:

- an initial cash payment of A$10 million; and
- an additional A$4 million, which is payable at BeMaX's election in the form of equity in BeMaX, cash or a combination of cash and equity. Any additional cash payment is due 12 months after the date of the agreement.

   The Probo acquisition is subject to BeMaX raising the necessary funds and obtaining shareholder approvals by 31 October 2002. BeMaX is currently investigating options for raising the funds and is in discussions with an international bank for short term debt funding. Should such short term funding eventuate, the intention is that repayment would be effected out of the longer term project funding.

b) At the same time BeMaX has granted SGW an option to acquire a 50% interest in the Pooncarie Mineral Sands Project. This would be completed by SGW and BeMaX cancelling the transaction set out in (a) above and SGW acquiring a further 25% BIP JV interest by payment of A$25 million cash to BeMaX.

   This option can be exercised up to 30 days after BeMaX has obtained all the necessary approvals for the purchase of Probo and, in any event, no later than 5 December 2002.

c) SGW currently owns approximately 17% of the issued capital of BeMaX. SGW has agreed to certain restrictions on any disposal of its shareholding for a period of 10 months from the completion of the acquisition of Probo by BeMaX, should that occur.

   The directors of BeMaX believe that this new arrangement fulfils the short term objectives of both BeMaX and SGW and most importantly enables the Pooncarie Mineral Sands Project to consummate the key sales contracts and to progress the securing of project finance.

- Since balance date the Company has concluded negotiations with certain of its officers in respect of employment entitlement they have foregone. The amount of this liability has been determined at $234,500 and has been fully provided for in the Company's Year 2002 financial statements. In previous years this matter had been disclosed as a contingent liability as the amount owing was to be determined by negotiation.

  As part of the negotiations the officers concerned had agreed to convert the debt to equity in the Company and it is proposed to seek shareholder approval at the Annual General Meeting to convert the debt owing to a director to equity.

- The Industrial Mineral Licence Agreements between Hudson Resources Limited and Industrial Minerals Marketing Pty Limited (wholly owned subsidiary) dated 26 June 1998 has by agreement between the parties been cancelled effective from 31 August 2002.

  The companies will work together to ensure a smooth transition for the clients of Industrial Minerals Marketing Pty Limited.

  In addition, for a period of two years, or any other period that may be reasonably agreed by the parties, Industrial Minerals Marketing Pty Limited will grant Hudson Resources Limited a licence to use all trademarks, graphics, names and other marketing items related to the sale of Industrial Minerals Marketing's products.

Likely developments

Except for information disclosed in this Report on developments and the expected results of these developments, further information has not been disclosed in this Report because in the opinion of directors, to disclose more would prejudice the interests of the Group.

Directors' interests and benefits

The relevant interest of each director in the share capital of the Company as at the date of this report is:

	PARTICULARS OF INTERESTS IN THE ISSUED CAPITAL OF THE COMPANY			
	DIRECT INTEREST		INDIRECT INTEREST	
	SHARES FULLY PAID	OPTIONS	SHARES FULLY PAID	OPTIONS
Director				
B W McLeod	2,041,667	10,000,000	39,414,836	16,782,873
D H Sutton	1,016,667	1,000,000	–	–
K A Torpey	1,516,667	1,000,000	3,739,592	1,282,567
R Koscharsky	98,533	–	151,429	315,715

B W McLeod has an indirect interest in 1,371,262 ordinary shares and 5,147,139 options as a principal of Eastern and Pacific Capital Pty Limited, 30,679,435 ordinary shares and 10,839,718 options by virtue of his position as a Director of Hudson Securities Corporation Limited, 7,364,139 shares and 796,016 options by virtue of his position as a Director of Hudson Investment Group Limited.

K A Torpey has an indirect interest in 3,739,592 ordinary shares and 1,282,567 options in the issued capital of the Company by virtue of his position as principal of Famallon Pty Limited.

R Koscharsky has an indirect interest in 151,429 ordinary shares and 315,715 options by virtue of his position as a Director of RJK Property Pty Limited.

Directors' and Senior Executives' Emoluments

The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

Remuneration packages and other terms of employment are reviewed annually by the Committee. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Imperial One Limited and each of the officers of the Company and the Group receiving emoluments are set out in the following table.

	BASE EMOLUMENT	SUPER CONTRIBUTIONS	EXECUTIVE OPTIONS	OTHER BENEFITS	TOTAL
	$	$	$	$	$
Director					
B W McLeod	63,000	1,200	Nil	Nil	64,200
K A Torpey	10,000	800	Nil	Nil	10,800
D H Sutton	10,000	800	Nil	Nil	10,800
R Koscharsky	109,937	5,627	N/A	Nil	115,564
Officer of the Company					
D L Hughes	54,000	4,320	Nil	Nil	58,320
Group					
D L Hughes	54,000	4,320	Nil	Nil	58,320

At the date of this Report, the exercise price of the 14,350,000 Executive Options on issue exceeds the market price of the fully paid ordinary shares. Accordingly, the value of the options has been assessed as Nil.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year were:

	NUMBER OF MEETINGS ATTENDED	NUMBER OF MEETINGS HELD*
Director		
Mr B W McLeod	9	9
Mr D H Sutton	8	9
Mr K A Torpey	8	9
Mr R Koscharsky	8	9

* Reflects the number of meetings held during the time each director held office during the financial year.

Directors' Report *continued*

Share options

The following options were granted over unissued shares during the financial year:

- On 21 December 2001, 37,295,000 options exercisable at 1 cent expiring 31 December 2006, were granted to PSG Doyle Capital Limited pursuant to the terms of a financial package provided to the Company.

  No options were exercised during the financial year.

  No options were granted in the period from the end of the financial year and up to the date of this Report.

  No options have expired since the end of the last financial year.

  At the date of this report, the total number of unissued shares under option is 270,148,377. These options are exercisable on the following terms and conditions.

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS
31 July 2003	20 cents	177,064,309
30 June 2004	10 cents	41,439,068
6 July 2005	9 cents	14,350,000
31 December 2006	1 cent	37,295,000

Convertible notes

During the financial year the Company issued 39,473,732 convertible notes at 1.9 cents each to PSG Doyle Capital Limited pursuant to the terms of a financial package provided to the Company.

The notes carry a coupon of 1% per annum payable at maturity of the notes or conversion. The convertible notes are repayable on 19 December 2002, unless redeemed or converted prior to that date.

Environmental regulations

There are significant environmental regulations surrounding mining activities which have been conducted by Imperial. However, there has been no breach of these regulations during the financial year or in the period subsequent to the end of the financial year and up to the date of this report.

Signed at Sydney this 25th day of October 2002, in accordance with a resolution of the Directors.

B W McLeod
Director

D H Sutton
Director

Statements of Financial Performance

For the year ended 30 June 2002

		CONSOLIDATED		COMPANY	
	NOTE	**2002 $**	2001 $	**2002 $**	2001 $
Revenues from ordinary activities	2	**5,971,804**	7,361,212	**709,849**	433,580
Depreciation expense	3	**(25,748)**	(132,280)	**(6,357)**	(43,314)
Borrowing cost expense	3	**(140,671)**	(165,446)	**(127,797)**	(115,922)
Salaries and employee benefits		**(540,899)**	(1,209,870)	**(110,612)**	(118,353)
Other expenses from ordinary activities		**(6,774,195)**	(14,671,355)	**(3,341,007)**	(9,653,838)
Loss from ordinary activities before income tax expense	3	**(1,509,709)**	(8,817,739)	**(2,875,924)**	(9,497,847)
Income tax expense relating to ordinary activities		**–**	–	**–**	–
Loss from ordinary activities after income tax expense		**(1,509,709)**	(8,817,739)	**(2,875,924)**	(9,497,847)
Net loss		**(1,509,709)**	(8,817,739)	**(2,875,924)**	(9,497,847)
Net loss attributable to outside equity interests		**–**	49185	**–**	–
Net loss attributable to members of the company	27	**(1,509,709)**	(8,768,554)	**(2,875,924)**	(9,497,847)
Total change in equity from non-owner related transactions attributable to members of the company		**(1,509,709)**	(8,768,554)	**(2,875,924)**	(9,497,847)

		Cents	Cents
Basic earnings per share	24	**(0.40)**	(3.05)
Diluted earnings per share	24	**(0.076)**	(1.38)

The accompanying notes form part of these financial statements.

Statements of Financial Position

As at 30 June 2002

		CONSOLIDATED		COMPANY	
	NOTE	**2002 $**	2001 $	**2002 $**	2001 $
Current assets					
Cash assets	*23(i)*	**256,735**	1,211,061	**142,383**	955,450
Receivables	*5*	**1,240,221**	1,385,925	**205,762**	488,259
Inventories	*7*	**–**	4,950	**–**	–
Other	*12*	**9,493**	21,443	**–**	–
Total current assets		**1,506,449**	2,623,379	**348,145**	1,443,709
Non-current assets					
Receivables	*5*	**–**	–	**336,192**	1,637,559
Investments	*6*	**5,717,979**	5,781,725	**6011,832**	6,075,577
Plant and equipment	*8*	**61,373**	158,536	**7,127**	13,483
Mining tenements	*9*	**49,550**	45,346	**–**	–
Other	*10*	**152,861**	–	**–**	–
Total non-current assets		**5,981,763**	5,985,607	**6,355,151**	7,726,619
Total assets		**7,488,212**	8,608,986	**6,703,296**	9,170,328
Current liabilities					
Payables	*13*	**2,659,099**	2,250,161	**888,091**	665,516
Interest-bearing liabilities	*14*	**1,764,984**	1,912,961	**1,609,523**	1,629,684
Provisions	*15*	**176,254**	239,214	**167,614**	221,460
Total current liabilities		**4,600,337**	4,402,336	**2,665,228**	2,516,660
Non-current liabilities					
Interest-bearing liabilities	*14*	**–**	–	**9,848,890**	9,747,672
Total non-current liabilities		**–**	–	**9,848,890**	9,747,672
Total liabilities		**4,600,337**	4,402,336	**12,514,118**	12,264,332
Net assets		**2,887,875**	4,206,650	**(5,810,822)**	(3,094,004)
Equity					
Contributed equity	*16*	**50,918,627**	50,759,521	**50,918,627**	50,759,521
Reserves	*17*	**607,279**	607,279	**777,748**	777,748
Accumulated losses	*27*	**(48,669,859)**	(47,160,150)	**(57,507,197)**	(54,631,273)
Total parent equity interest		**3,056,047**	4,206,650	**(5,810,822)**	(3,094,004)
Outside equity interests		**31,828**	–	**–**	–
Total equity		**2,887,875**	4,206,650	**(5,810,822)**	(3,094,004)

The accompanying notes form part of these financial statements.

Statements of Cash Flows

For the year ended 30 June 2002

		CONSOLIDATED		COMPANY	
	NOTE	2002 $	2001 $	2002 $	2001 $
Cash flows from operating activities					
Receipts from customers		**5,711,488**	5162,981	–	–
Payments to trade creditors and employees		**(7,029,300)**	(6,921,072)	**(337,856)**	(392,630)
Interest received		**3,106**	9,281	**2,767**	8,417
Interest paid		**(34)**	(255)	**(34)**	(255)
Sundry receipts		–	6,595	–	25
Net cash (used in)/provided by operating activities	*23(ii)*	**(1,314,740)**	(1,742,470)	**(335,123)**	(384,443)
Cash flows from investing activities					
Net loans to controlled entity		–	–	**(451,211)**	(567,592)
Payment for shares in unlisted corporation		–	(496,278)	–	–
Payment for plant and equipment		**(73,139)**	(105,749)	–	–
Payment for exploration and evaluation costs		**(4,295)**	(28,705)	**(949)**	(16,205)
Proceeds from sale of plant and equipment		**9,600**	1930	–	
Proceeds from sale of investments		**520,823**	–	–	
Subscription for shares		–	–	**537,656**	–
Payment for investment in listed corporation		**(437,500)**	(2,209,324)	**(437,500)**	(2,209,324)
Net cash provided by/(used in) investing activities		**15,489**	(2,838,126)	**(352,004)**	(2,793,121)
Cash flows from financing					
Activities					
Net proceeds from issue of shares		**239,949**	3,780,874	–	3,780,874
Borrowings		**1,937,441**	2,961,974	**1,306,525**	1,966,974
Repayment of borrowings		**(1,832,465)**	(1,937,320)	**(1,432,465)**	(1,937,320)
Loans repaid by controlled entity		–	–	–	–
Net cash provided by/(used in) financing activities		**344,925**	4,805,528	**(125,940)**	3,810,528
Net (decrease)/increase in cash held		**(954,326)**	224,932	**(813,067)**	632,964
Cash at the beginning of the financial year		**1,211,061**	986,129	**955,450**	322,486
Cash at the end of the financial year	*23(i)*	**256,735**	1,211,061	**142,383**	955,450

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2002

1 Statement of significant accounting policies

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

a) Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company being the parent entity, and its controlled companies. The controlled companies are listed in Note 6(ii) to the financial statements.

The effect of all transactions between companies in the Group and inter-company balances are eliminated in full in preparing the consolidated financial statements.

b) Foreign Currency

i) Transactions denominated in a foreign currency are converted to Australian currency at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange gains and losses are brought to account in determining the results for the year.

ii) Foreign Controlled Entity
As the foreign controlled entity is integrated, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the statement of financial performance.

c) Investments

Controlled Companies
Investments in controlled companies in the Company's accounts are at the lower of cost or their recoverable amount.

Other Companies
The Company's interests in companies and other Group company's interests (other than controlled companies) are brought to account at cost. Dividend income is recognised in the statement of financial performance when received.

d) Depreciation and Amortisation of Plant and Equipment

Plant and equipment are depreciated over their estimated useful lives using the straight line method.

Profits and losses on sales of plant and equipment are taken into account in determining the results for the year.

The depreciation rates used for each class of asset are as follows:

Plant & Equipment	10 – 20%
Motor Vehicles	22.5%
Office Equipment	7.5 – 40%
Leasehold Improvements	2.5%

Assets are depreciated from the date of acquisition.

e) Revenue Recognition

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the Group. Sales revenue is recognised when the goods are provided.

Interest income
Interest income is recognised as it accrues.

Asset Sales
The gross proceeds of asset sales are included as revenue of the Group. The profit or loss on sales of assets is brought to account at the date an unconditional contract of sale is signed.

Other revenue
Other revenue is recognised as it accrues.

f) Leases

Leases under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to expenses over the period of expected benefit.

g) Mining Tenements

Amounts capitalised in relation to exploration and evaluation in relation to areas of interest are carried forward to the extent that:

i) such amounts are expected to be recouped through successful development and exploitation of the area, or alternatively, by its sale; and

ii) evaluation activities in the area have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

In the event that an area of interest is abandoned, or if the directors consider the carrying value unrecoverable, accumulated costs and amounts carried forward will be written off in the year in which that assessment is made.

When production commences, amounts carried forward will be amortised over the life of the area according to the rate of depletion of the economically recoverable reserves. Any costs of site restoration will be provided for during the relevant production stages and included in the costs of that stage.

An amount is not carried forward in respect of any area of interest unless the company's rights of tenure to that area of interest are current.

h) Restoration, Rehabilitation and Environmental Expenditure
Restoration, rehabilitation and environmental costs necessitated by exploration and evaluation activities will be accrued at the time of those activities.

Restoration, rehabilitation and environmental costs necessitated by development and production activities will be accrued on a gradual basis over the production life of the mining activity and treated as costs of production.

Restoration, rehabilitation and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment.

Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology.

Estimates of future costs are reassessed at least annually. Changes in estimates relating to areas of interest in the exploration and evaluation phase are dealt with retrospectively, with any amounts that would have been written off or provided against under the accounting policy for exploration and evaluation immediately written off. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

i) Employee Entitlements
The amounts expected to be paid to employees for their pro-rata entitlements for annual leave and long service leave are accrued annually at current wage rates and include related on-costs.

j) Income Tax
The liability method of tax effect accounting is followed.

k) Receivables
Trade debtors
Trade debtors to be settled within 60 days are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

l) Payables
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or the Group. Trade accounts payable are normally settled within 60 days.

m) Inventories
Inventories are carried at the lower of cost and net realisable value. Costs are recognised on the weighted average basis.

n) Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
2 Revenue from ordinary activities				
Sale of goods revenue from operating activities	**5,215,754**	4,564,047	**–**	–
Other revenues from non operating activities				
Interest received or due and receivable from other parties	**8,789**	28,214	**8,540**	27,046
Dividends received from other parties	**–**	200	**–**	
Sundry income	**16,055**	18,581	**–**	–
Proceeds of sale of investments	**701,309**	–	**701,309**	–
Proceeds from sale of plant & equipment	**29,897**	–	**–**	–
Proceeds from the sale of a controlled entity	**–**	2,750,170	**–**	406,534
	5,971,804	7,361,212	**709,849**	433,580
3 Loss from ordinary activities				
i) Loss from ordinary activities has been arrived at after charging/(crediting) the following items:				
Crediting:				
Interest received or due and receivable from other parties	**(8,789)**	(28,214)	**(8,540)**	(27,046)
Profit on sale of plant & equipment	**(2,534)**	–	**–**	–
Dividends received from other parties	**–**	(200)	**–**	–
Profit on sale of investments	**(200,063)**	–	**(200,063)**	–
Charging:				
Depreciation and amortisation				
– Plant and equipment	**25,748**	132,280	**6,357**	43,314
Interest paid or due and payable to other parties	**140,671**	165,446	**127,797**	115,922
Lease rental expense – operating leases	**59,512**	87,007	**–**	–
Transfer to provision for employee entitlements	**17,024**	6,404	**17,024**	6,404
Bad and doubtful debts expense	**217,694**	28,379	**204,900**	24,500
ii) Individually significant items included in the loss from ordinary activities.				
Provision for loss on advances to controlled entities	**–**	–	**(2,103,070)**	(9,187,071)
Increase in provision for diminution in value of investments	**–**	(4,182,803)	**–**	–
Profit on sale of controlled entity	**–**	2,750,170	**–**	406,534
Exploration and Technology Expenditure written off	**–**	(58,935)	**–**	(58,935)
Goodwill – written off	**–**	(4,310,901))	**–**	–
Amortisation of Intangible Assets	**–**	(409,640)	**–**	–
Provision for diminution in value of investments – written back	**167,062**	–	**–**	–
	167,062	(6,212,109)	**(2,103,070)**	(8,839,472)

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	COMPANY 2002 $	COMPANY 2001 $

3 Loss from ordinary activities *continued*

iii) Remuneration of Directors continued

Income paid or payable, or otherwise made available to all directors of the Company, or all directors of each entity in the Group from the Company or any related party.	**201,364**	263,172	**101,852**	114,081

	NUMBER 2002	NUMBER 2001	NUMBER 2002	NUMBER 2001
The number of directors of the Company, whose income from the company or any related party falls within the following bands:				
$10,000 to $19,999	**2**	2	**3**	2
$20,000 to $29,999	**–**	1	**–**	1
$50,000 to $59,999	**–**	–	**–**	–
$60,000 to $69,999	**1**	1	**1**	1
$90,000 to $99,000	**–**	–	**–**	–
$110,000 to $119,999	**1**	–	**–**	–
$150,000 to $159,000	**–**	1	**–**	1

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	COMPANY 2002 $	COMPANY 2001 $
iv) Auditors' Remuneration				
Auditing the year end financial statements – Court & Co	**22,000**	24,000	**15,000**	14,000
Half year review – Court & Co	**10,000**	12,000	**8,000**	7,000
Other services – Court & Co	**9,934**	14,820	**6,425**	2,505
	41,934	50,820	**29,425**	23,505

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
4 Income tax				
The amount of income tax benefit attributable to the financial year differs from the amount of the prima facie income tax benefit on the loss from ordinary activities. The differences are reconciled as follows:				
Loss from ordinary activities	**(1,509,709)**	(8,817,739)	**(2,875,922)**	(9,497,847)
Prima facie income tax benefit @ 30% on the loss	**452,913**	2,998,031	**862,776**	3,229,268
Tax effect of permanent differences gain on disposal of controlled entity	**–**	935,738	**–**	138,221
Amortisation of goodwill	**–**	(1,509,391)	**–**	–
Non-deductible expenses				
– Legal Expenses				
– Exploration expenditure	**(41,302)**	(8,660)	**(41,302)**	(8,660)
– Interest	**–**	–	**–**	–
– Other	**–**	(15,765)	**–**	(15,765)
	(50,312)	(1,507,153)	**(633,575)**	(3,123,713)
Deferred tax asset in relation to tax losses not recognised	**(361,299)**	(892,800)	**(187,899)**	(219,351)
Income tax attributable to loss	**–**	–	**–**	–
Potential deferred tax asset @ 30% attributable to tax losses	**3,880,837**	3,609,475	**1,690,922**	1,548,843

The potential deferred tax asset attributable to tax losses will only be obtained if:

i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised; or

ii) the relevant company and/or the Group continues to comply with the conditions for deductibility imposed by the law; and

iii) no changes in tax legislation adversely affect the relevant company and/or the Group in realising the asset.

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
5 Receivables				
Current				
Trade debtors	**950,519**	861,756	**–**	–
Other debtors	**506,754**	551,873	**435,162**	512,759
	1,457,273	1,413,629	**435,162**	512,759
Less Provision for Doubtful Debts	**(217,052)**	(27,704)	**(229,400)**	(24,500)
	1,240,221	1,385,925	**205,762**	488,259
Non-current				
Loans to controlled companies	**–**	–	**15,435,800**	14,634,097
Provision for diminution in value of loans to controlled companies	**–**	–	**(15,099,608)**	(12,996,538)
	–	–	**336,192**	1,637,559
6 Investments				
i) Non-current				
Shares – other corporations				
– listed (at cost)	**5,467,827**	5,531,574	**5,461,829**	5,525,574
– not listed (at cost)	**4,265,893**	4,432,954	**–**	–
– in controlled companies	**–**	–	**16,165,360**	16,165,360
Less: Provision for diminution in value	**(4,015,741)**	(4,182,803)	**(15,615,357)**	(15,615,357)
	5,717,979	5,781,725	**6,011,832**	6,075,577
Market value of securities listed on a prescribed stock exchange	**9,170,293**	7,738,464	**9,161,293**	7,729,464

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

6 Investments *continued*

ii) Investments in Controlled Companies

	COUNTRY OF INCORPORATION	CLASS OF SHARE	INTEREST HELD 2002 %	INTEREST HELD 2001 %
Controlling Company				
Imperial One Limited	Australia			
Controlled Companies				
Jason Exploration Pty Limited	Australia	Ordinary	**100**	100
Vodex Pty Limited	Australia	Ordinary	**100**	100
Imperial Corporation Limited	Australia	Ordinary	**55**	55
Mega First Mining NL	Vanuatu	Ordinary	**100**	100
Imperial Mining (Aust) NL	Australia	Ordinary	**100**	100
Imperial Mining Investment Pty Limited	Australia	Ordinary	**100**	100
Jasinv Pty Limited	Australia	Ordinary	**100**	100
May Day Mines Pty Limited	Australia	Ordinary	**100**	100
Industrial Minerals Marketing Pty Ltd	Australia	Ordinary	**100**	100
Jasrad Pty Limited	Australia	Ordinary	**100**	100
Imperial Technologies Pty Limited	Australia	Ordinary	**100**	100
Sina.com Pty Limited	Australia	Ordinary	**100**	100
OzNetwork Pty Limited	Australia	Ordinary	**80.86**	80.86
Message Technologies Pty Ltd (formerly OzNetwork Holdings Pty Ltd)	Australia	Ordinary	**49.87**	100

All entities are audited by Court & Co with the exception of Mega First Mining NL, a Company incorporated in Vanuatu which is audited by KPMG.

Imperial Corporation Limited – The Imperial Group holds 100% equity interest in Imperial Corporation Limited. A 55% equity interest is held by Imperial One Limited, with Vodex Pty Limited, a controlled company of Imperial One Limited holding the remaining 45% of the shares.

Acquisitions and Disposals of Controlled Entities

There were no acquisitions or disposals of controlled entities during the financial year.

Changes in equity interests in controlled entitles

The Group's equity holding in Message Technologies Pty Limited held through Imperial Technologies Pty Limited reduced from 100% at 30 June 2001 to 49.87% at 30 June 2002, as a result of the Company not subscribing to equity issues undertaken by Message Technologies during the financial year.

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	COMPANY 2002 $	COMPANY 2001 $
7 Inventories				
Current				
Consumable supplies and spare parts – at cost	–	4950	–	–

	COST 2002 $	COST 2001 $	ACCUMULATED DEPRECIATION 2002 $	ACCUMULATED DEPRECIATION 2001 $	WRITTEN DOWN VALUE 2002 $	WRITTEN DOWN VALUE 2001 $
8 Plant and equipment						
Non-Current						
a) Carrying Values						
Consolidated						
Plant & Equipment – at cost	**104,524**	181,732	**(91,290)**	127,515	**13,234**	54,217
Motor vehicles – at cost	–	22,750	–	15,333	–	7,417
Office equipment – at cost	**128,431**	205,643	**(80,292)**	110,627	**48,139**	95,016
Leasehold improvements – at cost	**68,846**	70,916	**(68,846)**	69,030	–	1,886
	301,801	481,041	**(240,428)**	322,505	**61373**	158,536
Company						
Plant & Equipment – at cost	**61,000**	61,000	**(61,000)**	(57,000)	–	4000
Office equipment – at cost	**87,419**	87,419	**(80,292)**	(77,936)	**7,127**	9,483
Leasehold improvements – at cost	**68,846**	68,846	**(68,846)**	(68,846)	–	–
	217,265	217,265	**(210,138)**	(203,782)	**7,127**	13,483

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
b) Reconciliation of the carrying amounts of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and Equipment				
Carrying value at beginning	**54,217**	173,668	**4,000**	44,000
Additions	–	6,526	–	–
Disposals	**(25,009)**	(12,951)	–	–
Depreciation expense	**(15,974)**	(113,026)	**(4,000)**	(40,000)
	13,234	54,217	–	4,000
Motor Vehicles				
Carrying value at beginning	**7,417**	9,417	–	–
Additions	–	–	–	–
Disposals	–	–	–	–
Depreciation expense	**(7,417)**	(2,000)	-	-
	–	7,417	–	–
Office Equipment				
Carrying value at beginning	**95,016**	78,996	**9,483**	12,797
Additions	**41,012**	33,090	–	–
Disposals	**(84,591)**	–	–	–
Depreciation expense	**(3,298)**	(17,070)	**(2,356)**	(3,314)
	48,139	95,016	**7,127**	9,483
Leasehold Improvements				
Carrying value at beginning	**1,886**	–	–	–
Additions	–	2,070	–	–
Disposals	**(1,886)**	–	–	–
Depreciation expense	-	(184)	-	-
	–	1,886	–	–
9 Mining tenements				
Mining areas of interest				
Non-Current				
Development Phase				
– at cost	**1,100,000**	1,100,000	**1,100,000**	1,100,000
– less provision for amortisation	**(1,100,000)**	(1,100,000)	**(1,100,000)**	(1,100,000)
	–	–	–	–
Exploration and evaluation phases				
– at independent valuation	–	–	–	–
– at cost	**49,550**	45,346	–	–
Carried forward	**49,550**	45,346	–	–

The ultimate recoupment of the carrying values of these areas of interest is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $

10 Other non-current assets

Intangible Assets				
– Malebox Domain Names/Site Development	**152,861**	–	–	–
– OzNetwork Domain Names/Global Synd. Framework	–	409,640	–	–
– Goodwill on Consolidation	–	4,310,901	–	–
	152,861	4,720,541	–	–
Less:				
Amortisation Charges	–	(409,640)	–	–
Goodwill Written Off	–	(4,310,901)	–	–
	152,861	–	–	–

11 Joint ventures

Group companies have interests in unincorporated joint ventures as follows:

	PRINCIPAL ACTIVITIES	PERCENTAGE INTEREST	
		2002 %	2001 %
Gurina Joint Venture	Heavy Minerals	–	50

The Gurina Joint Venture in which Imperial Mining Investments Pty Limited (controlled entity) and Probo Mining Pty Limited each held a 50% equity interest was dissolved during the financial year. The Joint Venture was the registered holder of EL 4428. The Joint Venture's interest in the exploration licence was transferred to Imperial Mining Investments Pty Limited following the dissolving of the Joint Venture.

The net contribution of Joint Venture activities to group operating loss before income tax at 30 June 2002 was $Nil (2001: $Nil).

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $

12 Other

Current				
Other	**9,493**	21,443	–	–

13 Payables

Current				
Trade creditors	**2,583,331**	2,037,992	**813,333**	567,625
Other creditors	**75,768**	212,169	**74,758**	97,890
	2,659,099	2,250,161	**888,091**	665,515

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
14 Interest-bearing liabilities				
Current				
Other loans – secured	**1,764,984**	1,912,961	**1,609,523**	1,629,684
Non-Current				
Loan from controlled entities	–	–	**9,848,890**	9,747,672
15 Provisions				
Current				
Restoration	**129,129**	200,000	**129,129**	200,000
Employee entitlements	**47,125**	39,214	**38,485**	21,462
	176,254	239,214	**167,614**	221,462
16 Contributed equity				
Issued Capital				
Balance as at 1/7/2001	**50,759,521**	47,023,999	**50,759,521**	47,023,999
Issued During Period Shares				
4,973,534 fully paid ordinary shares were issued in December 2001 at 3 cents to convert debt to equity.	**149,206**	–	**149,206**	–
450,000 fully paid ordinary shares were issued in May 2002 at 2.2 cents to meet a settlement with a former director.	**9,900**	–	**9,900**	–
37,830,000 shares were issued at 4 cents per share pursuant to a private placement prospectus dated February 2001.	–	1,513,200	–	1,513,200
82,877,693 shares were issued at 3 cents per share pursuant to a non-renounceable 2 for 7 rights issue	–	2,486,331	–	2486,331
Less – Cost of equity issues	–	(264,009)	–	(264,009)
	50,918,627	50,759,521	**50,918,627**	50,759,521

At balance date the Company had on issue the following securities and/or rights to convert to securities:

Shares

378,373,153 listed fully paid ordinary shares – IMP.

Options

177,064,309 listed options expiring 31 July 2003 exercisable at 20 cents – IMPOB.
41,439,068 listing options expiring 30 June 2004 exercisable at 10 cents – IMPOC.
14,350,000 unlisted executive options expiring 6 July 2005 exercisable at 9 cents.
37,295,000 unlisted options expiring 31 December 2006 exercisable at 1 cent.

Convertible Notes

39,473,732 convertible notes issued at 1.9 cents maturing on 19 December 2002 unless redeemed prior to that date.

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
17 Reserves				
Capital profit	–	–	**170,469**	170,469
Asset revaluation	**607,279**	607,279	**607,279**	607,279
	607,279	607,279	**777,748**	777,748

18 Contingent liabilities

a) *Companies in the Imperial One Limited group have a maximum contingent liability of $142,500 to provide guarantees to government authorities to secure rehabilitation commitments in respect of mineral lease applications. No provisions are included in the financial statements for these amounts.*

b) *Imperial has provided certain tax indemnities to the Investor and its holding company under Agreements relating to Research and Development of Vitrokele Technology.*

c) *On 12 February 2001 Rupert Company Limited ('Rupert') commenced proceedings against Imperial One Limited ('Imperial') in the Common Law Division of the Supreme Court of New South Wales, Proceedings No. 20098 of 2001. The proceedings have been set down for hearing on 9 December 2002. Rupert is claiming damages in the vicinity of $375,00–$587,500 together with interest and costs on the grounds that Imperial engaged in misleading and deceptive conduct by failing to send a prospectus and entitlement form to it in November 1999 in relation to a proposed issue of options. Imperial is defending the action. If Imperial is found liable, it is unlikely that damages awarded against it would exceed $70,000 plus interest.*

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
19 Commitments for expenditure				
a) Lease Commitments				
Non-cancellable operating lease rentals not provided for in the financial statements and payable:				
No later than one year	–	86,900	–	–

b) Exploration and Mining Tenement Leases

In order to maintain current rights of tenure to exploration and mining tenements, the Company and the companies in the Group are required to outlay lease rentals and to meet the minimum expenditure requirements of the various Government Authorities. These obligations are subject to re-negotiation upon expiry of the relevant leases or when application for a mining licence is made. These obligations are not provided for in the financial statements and are payable as follows:

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
Not later than one year	88,200	50,000	–	–
Later than one year but not later than 2 years	88,200	100,000	–	–
Later than two years but not later than 5 years	106,500	–	–	–
	282,900	150,000	–	–

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

20 Segment information

Primary Reporting – Business Segments

	MINING	INDUSTRIAL MINERALS	INVESTMENTS	INTERNET	ELIMINATIONS UNALLOCATED	CONSOLIDATED
2002						
Sales to external customers	–	5,088,054	–	127,700		5,215,754
Other revenue	16,555		701,309	29,397	8,789	756,050
Total segment revenue	16,555	5,088,054	701,309	157,097	8,789	5,971,804
Segment result	(320,939)	(228,346)	366,285	(146,355)		(329,355)
Unallocated revenue less unallocated expenses						(1,180,354)
Loss from ordinary activities before income tax expense						(1,509,709)
Income tax expense		–	–	–	–	–
Loss from ordinary activities after income tax expense						(1,509,709)
Loss from extraordinary items after income tax expense						–
Net loss						(1,509,709)
Depreciation and amortisation expense	(19,391)	–	–	–	(6,357)	(25,748)
Other non-cash expenses	(67,117)	–	–	(160,502)	181,030	(46,589)
Segment assets	73,224	1,116,624	5,718,234	227,003	–	7,135,085
Unallocated assets						353,127
Total assets						7,488,212
Segment liabilities	445,344	1,485,201	1,572,918	132,683		3,636,146
Unallocated liabilities						964,191
Total liabilities						4,600,337
Acquisition of property, plant and equipment, intangibles and other non-current segment assets				41,012		41,012

20 Segment information *continued*

Primary Reporting – Business Segments

	MINING	INDUSTRIAL MINERALS	INVESTMENTS	INTERNET	ELIMINATIONS UNALLOCATED	CONSOLIDATED
2001						
Sales to external customers	65,618	4,393,886		104,543		4,564,047
Other revenue	18,581	200	2,750,170	1,168	27,046	2,797,165
Total segment revenue	84,199	4,394,086	2,750,170	105,711	27,046	7,361,212
Segment result	(357,985)	46,760	2,720,951	(10,569,086)		(8,159,360)
Unallocated revenue less unallocated expenses						(658,379)
Loss from ordinary activities before income tax expense						(8,817,739)
Income tax expense						–
Loss from ordinary activities after income tax expense						(8,817,739)
Loss from extraordinary items after income tax expense						–
Net loss						(8,817,739)
Depreciation and amortisation expense	(45,594)	–	–	(43,372)	(43,314)	(132,280)
Other non-cash expenses	2,693,235	–	–	(8,387,657)	(30,904)	(5,725,326)
Segment assets	89,577	1,078,431	5,783,102	202,729		7,153,839
Unallocated assets						1,455,147
Total assets						8,608,986
Segment liabilities	394,731	1,117,444	1,912,961	289,213		3,714,349
Unallocated liabilities						687,987
Total liabilities						4,402,336
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	6,526			35,160		41,686

	SEGMENT REVENUES FROM SALES TO EXTERNAL CUSTOMER		SEGMENT ASSETS		ACQUISITIONS OF PROPERTY, PLANT & EQUIPMENT, INTANGIBLES AND OTHER NON-CURRENT SEGMENT ASSETS	
	2002	2001	**2002**	2001	**2002**	2001
Secondary Reporting – Geographical Segments						
Australia	**5,215,754**	4,564,047	**7,238,212**	8,358,986	**41,012**	41,686
South East Asia	**–**	–	**250,000**	250,000	**–**	–

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

21 Additional financial instruments disclosure

a) Interest Rate Risk

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

			FIXED INTEREST MATURING IN			
		FLOATING INTEREST RATE	1 YEAR OR LESS	OVER 1 TO 5 YEARS	NON-INTEREST BEARING	TOTAL
	NOTE	$	$	$	$	$
2002						
Financial Assets						
Cash assets		**256,735**				**256,735**
Receivables	*5*				**1,240,221**	**1,240,221**
Investments	*6*				**5,717,979**	**5,717,979**
		256,735			**6,958,200**	**7,214,935**
Weighted Average Interest Rate	1%					
Financial Liabilities						
Payables	*13*				**2,659,099**	**2,659,099**
Interest-bearing Liabilities	*14*				**1,764,984**	**1,764,984**
					4,424,083	**4,424,083**
2001						
Financial Assets						
Cash assets		1,211,061			–	1,211,061
Receivables	*5*	–			1,385,925	1,385,925
Investments	*6*	–			5,781,725	5,781,725
		1,211,061			7,167,650	8,378,711
Weighted Average Interest Rate	1%					
Financial Liabilities						
Payables	*13*				2,250,161	2,250,161
Interest-bearing Liabilities	*14*				1,912,961	1,912,961
					4,163,122	4,163,122

21 Additional financial instruments disclosure *continued*

b) Net Fair Values of Financial Assets and Liabilities

On-Balance Sheet Financial Instruments

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	CARRYING AMOUNT 2002 $	NET FAIR VALUE 2002 $	CARRYING AMOUNT 2001 $	NET FAIR VALUE 2001 $
Financial Assets				
Cash assets	256,735	256,735	1,211,061	1,211,061
Receivables	1,240,221	1,240,221	1,385,925	1,385,925
Investments	5,717,979	9,420,445	5,781,725	7,988,615
Financial Liabilities				
Payables	2,659,699	2,659,099	2,250,161	2,250,161
Interest-bearing Liabilities	1,764,984	1,764,984	1,912,961	1,912,961

Except for Investments, all financial assets and liabilities are not readily traded on organised markets in a standardised form.

22 Related party disclosures

a) Disclosures relating to directors

i) The names of persons who were directors of the Company at any time during the financial year were:

B W McLeod
D H Sutton
K A Torpey
R Koscharsky

ii) Directors Shareholdings

Details of the directors shareholdings and options held by the directors or director related entities in the Company at balance date are set out below. The relevant interest of each director in the share capital of the Company at the date of this report are set out in the Directors Report. These interests are:

	PARTICULARS OF INTERESTS IN THE ISSUED CAPITAL OF THE COMPANY			
	DIRECT INTEREST		INDIRECT INTEREST	
DIRECTOR	SHARES FULLY PAID	OPTIONS	SHARES FULLY PAID	OPTIONS
B W McLeod	2,041,667	10,000,000	39,414,836	16,782,873
D H Sutton	1,016,662	1,000,000	–	–
K A Torpey	1,516,667	1,000,000	3,739,592	1,282,567
R Koscharsky	98,533	–	51,429	315,715

B W McLeod has an indirect interest in 1,371,262 ordinary shares and 5,147,139 options as a principal of Eastern and Pacific Capital Pty Limited, 30,679,435 ordinary shares and 10,839,718 options by virtue of his position as a Director of Hudson Securities Corporation Limited, 7,364,139 shares and 796,016 options by virtue of his position as a Director of Hudson Investment Group Limited.

K A Torpey has an indirect interest in 3,739,592 ordinary shares and 1,282,567 options in the issued capital of the Company by virtue of his position as principal of Famallon Pty Limited.

R Koscharsky has an indirect interest in 51,429 ordinary shares and 315,715 options by virtue of his position as a Director of RJK Property Pty Limited.

22 Related party disclosures *continued*

iii) Transactions with Directors and Director-Related Entities

B W McLeod is a director and shareholder of Eastern & Pacific Capital Pty Limited. The Company paid or is still to pay corporate advisory and management fees to this company during the financial year. In addition the Company paid interest in respect of loan facilities provided to the Company during the financial year. All transactions were based on normal commercial terms and conditions.

B W McLeod is also a director of Hudson Investment Group Limited, Hudson Securities Corporation Limited, Hudson Resources Limited and their controlled entities. The Company paid interest and loan facility fees to these companies during the financial year pursuant to a cash advance facility and other loan arrangements. The Company was also in receipt of interest paid on short term secured loan facilities provided to a Hudson Group Company.

In addition, office rental and car parking fees were paid or are still to be paid to Hudson Group Companies.

In addition, B W McLeod is a Director of Hudson Resources Limited through which Industrial Minerals Marketing Pty Limited paid for or is still to pay for attapulgite products provided under contract for marketing primarily to the cat litter, industrial waste absorption and agricultural markets.

Since balance date the Company has concluded negotiations in respect of employment entitlements previously foregone by K A Torpey.

In previous years this matter had been disclosed as a contingent liability as the amount owing was to be determined by negotiation. The terms of settlement provide, subject to shareholder approval, for the debt to be converted to equity in the Company. It is proposed that this approval will be sought at this years' Annual General Meeting.

All of the above transactions are based on normal commercial terms and conditions.

The aggregate amounts of the above other transactions with directors and their director-related entities were as follows:

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
Salary entitlements previously foregone	**140,000**	–	**140,000**	–
Interest received	**(6,189)**	–	**(6,189)**	–
Consulting fees	**48,000**	52,800	**48,000**	52,800
Interest	**33,108**	62,960	**33,108**	62,960
Underwriting fees	**–**	149,275	**–**	149,275
Rent	**19,800**	27,380	**19,800**	27,380
Car parking fees	**6,966**	9,372	**6,966**	9,372
Loan facility fees	**10,525**	29,505	**10,525**	29,505
Purchase of attapulgite products including freight costs	**5,033,518**	–	**–**	–
Management fees	**338,800**	–	**–**	–
Aggregate amounts payable to directors and their director-related companies at balance date:				
Salary entitlements previously foregone	**140,000**	–	**140,000**	–
Consulting fees	**84,500**	52,800	**84,500**	52,800
Rent	**9,433**	–	**9,433**	–
Car parking fees	**3,167**	–	**3,167**	–
Loan facility fees	**–**	29,505	**–**	29,505
Underwriting fees	**–**	89,765	**–**	89,765
Interest	**3,006**	24,587	**3,006**	24,587
Purchase of attapulgite products	**1,067,835**	–	**–**	–
Management fees	**338,800**	–	**–**	–

22 Related party disclosures *continued*

b) Disclosures Relating to Wholly-Owned Controlled Companies

Imperial One Limited is the ultimate controlling company of the wholly-owned group comprising the Company and its wholly-owned controlled companies.

Interests held in controlled companies are set out in Note 6(ii) to the financial statements.

During the year, the Company advanced and received loans, and provided accounting and administrative services to other companies in the Group. The accounting and administrative services were provided free of charge, and the loans were interest free and unsecured.

	COMPANY	
	2002 $	2001 $
Amounts receivable from and payable to related parties		
Aggregate amounts receivable and payable		
At balance date from:		
Receivable		
Non-current		
Controlled companies	**15,435,800**	14,634,097
Less: Provision for diminution	**(15,099,608)**	(12,996,538)
	336,192	1,637,559
Payable		
Non-current		
Controlled companies	**9,848,890**	9,747,672

Notes to the Financial Statements *continued*

For the year ended 30 June 2002

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $

23 Notes to the statements of cash flows

i) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, Cash includes Cash at Bank.

Cash at the end of the financial year is shown in the Balance Sheet as follows:

Cash at Bank	**256,735**	1,211,061	**142,383**	955,450

ii) Reconciliation of net cash provided by/(used in) operating activities to operating loss after abnormal items and income tax:

Net loss	**(1,509,709)**	(8,817,739)	**(2,875,924)**	(9,497,847)
Depreciation	**25,748**	132,280	**6,357**	43,314
Exploration and technology expenditure written-off	–	58,935	–	58,935
Diminution in value of investments	–	4,182,803	–	–
Loans written down – controlled entities	–	–	**2,103,070**	9,187,071
Profit on sale of plant & equipment	**(2,534)**	–	–	
Amortisation of intangibles/goodwill	–	4,720,541	–	–
Profit on sale of controlled entity	–	(2,750,170)	–	(408,534)
Debts – convert to equity	**159,106**	–	**159,106**	
Changes in assets and liabilities:				
Decrease/(Increase) in receivables	**422**	154,851	**422**	–
Increase/(Decrease) in creditors and provisions	**12,227**	576,029	**271,846**	232,618
Net Cash (used in)/provided by operating activities	**(1,314,740)**	(1,742,470)	**(335,123)**	(384,443)

a) Acquisition and disposal of controlled entity

There were no acquisitions or disposals of controlled entities during the current financial year.

2001 Financial Year

Acquisition

18,750,000 fully paid ordinary shares were issued at 18 cents per share pursuant to a share sale agreement as part consideration for the original purchase of 90% equity interest in OzNetwork Pty Limited.

Disposal

The Company received 18,950,000 fully paid shares in BeMaX Resources NL as consideration for the sale of 100% of the issued capital of Imperial Mining (Aust) NL.

		–		–
	–	3316250	–	3316250

Additional information concerning the acquisition and disposal of controlled entities appears in Note 6(ii).

23 Notes to the statements of cash flows *continued*

b) Financial Facility

In December 2001 the Company entered into a financial arrangement with PSG Doyle Capital Limited, the terms of which provided for up to $1,000,000 to be advanced to the Company in exchange for the issue of up to 52,631,600 convertible notes at 1.9 cents each. The notes carry a coupon of 1% per annum payable at maturity of the notes or at conversion. The convertible notes are repayable on 19 December 2002 unless redeemed or converted prior to that date.

These financial arrangements are secured by way of a mortgage over the Company's investment in BeMaX Resources NL to the value of $3,000,000.

At balance date $750,000 had been advanced to the Company pursuant to the issue of 39,473,732 convertible notes.

The $750,000 cash advance facility previously in place was repaid and the security discharged.

c) Settlement of Secured Redeemable Notes

In December 1999, the Company's wholly owned subsidiary, Imperial Technologies Pty Limited completed a Secured Redeemable Note issue of $2,465,000 to provide for the Company to increase its shareholding in Catcha.com, repay a loan facility and provide additional working capital.

Under the terms of issue of these Notes, Imperial Technologies may transfer shares in Catcha.com to the Noteholders in lieu, and in satisfaction of paying cash to meet interest and part of the principal amount of the Notes.

During the current financial year a portion of the Catcha.com shares were transferred to a Noteholder in satisfaction of interest accrued and the principal amount of the notes.

During the previous financial year the transfers of a portion of the Catcha.com shares to Noteholders was reversed re-instating portion of the loans.

As a result amounts owing to Noteholders decreased/(increased) by:

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
	167,062	(78,750)	**–**	–

24 Earnings per share

	CONSOLIDATED	
	2002 $	2001 $
Basic earnings per share (cents per share)	**(0.40)**	(3.05)
Diluted earnings per share (cents per share)	**(0.076)**	(1.38)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	**375,758,807**	269,457,035
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	**649,204,966**	461,884,303

25 Superannuation commitments

The Company contributed to externally managed accumulation superannuation plans on behalf of employees.

Company contributions are made in accordance with the Company's legal requirements.

26 Matters subsequent to balance date

The Company holds a 19.6% equity interest in BeMaX Resources NL ('BeMaX'). BeMaX has interests in tenements covering approximately 9,000 km2 in the New South Wales part of the Murray Basin ('Pooncarie Mineral Sands Project'), with Global Resources containing approximately 40 million tonnes of heavy minerals.

BeMaX's interest is held through the BIP Joint Venture of which BeMaX holds 75% and is the operator and Sons of Gwalia Limited ('SGW') hold 25%.

The Pooncarie Mineral Sands Project, which encompasses Ginkgo and several other deposits, most notably the Snapper deposit, is the first major fully permitted mineral sands development in the New South Wales portion of the world class Murray Basin mineral sands province.

Since the end of the financial year directors of BeMaX have announced that they have finalised sales agreements with a major global pigment producer with respect to the secondary ilmenite and leucoxene products to be derived from the Ginkgo mineral sands project.

The sales agreements mark achievement of one of the few remaining milestones for the development of Ginkgo. The Ginkgo schedule now progresses to the next stage, comprising the completion and distribution of the Debt Information Memorandum and draft Term Sheet to potential financiers by ABN AMRO Australia Limited, Financial Advisor to the BIP JV.

The finalised sales agreements for the Secondary Ilmenite (65% TiO2) and Leucoxene (68% TiO2) products commit the bulk of the tonnage to be produced from Ginkgo.

In addition, purchase of the premium grade Zircon product as Principal for resale to global customers has also been agreed and negotiations on final contracts will be concluded in the near term.

All of the above contracts are subject to formal execution and to conditions precedent that include the obtaining of project finance and completion of one of the transactions outlined below.

Subject to project financing, construction activities are scheduled to start at Ginkgo in the fourth quarter 2002, with commissioning early 2004 and first product delivery to market planned for third quarter 2004.

Directors of BeMaX also announced that agreement has been reached with SGW, which provides BeMaX with an opportunity to acquire full ownership and control of the Pooncarie Mineral Sands Project, on the following terms and conditions:

a) SGW has agreed to sell to BeMaX its wholly owned subsidiary and 25% BIP JV party, Probo Mining Limited ('Probo').

The consideration for the acquisition of Probo by BeMaX is to be A$14 million consisting of:

- an initial cash payment of A$10 million; and
- an additional A$4 million, which is payable at BeMaX's election in the form of equity in BeMaX, cash or a combination of cash and equity. Any additional cash payment is due 12 months after the date of the agreement.

The Probo acquisition is subject to BeMaX raising the necessary funds and obtaining shareholder approvals by 31 October 2002. BeMaX is currently investigating options for raising the funds and is in discussions with an international bank for short term debt funding. Should such short term funding eventuate, the intention is that repayment would be effected out of the longer term project funding.

b) At the same time BeMaX has granted SGW an option to acquire a 50% interest in the Pooncarie Mineral Sands Project. This would be completed by SGW and BeMaX cancelling the transaction set out in (a) above and SGW acquiring a further 25% BIP JV interest by payment of A$25 million cash to BeMaX.

This option can be exercised up to 30 days after BeMaX has obtained all the necessary approvals for the purchase of Probo and, in any event, no later than 5 December 2002.

c) SGW currently owns approximately 17% of the issued capital of BeMaZ. SGW has agreed to certain restrictions on any disposal of its shareholding for a period of 10 months from the completion of the acquisition of Probo by BeMaX, should that occur.

The directors of BeMaX believe that this new arrangement fulfils the short term objectives of both BeMaX and SGW and most importantly enables the Pooncarie Mineral Sands Project to consummate the key sales contracts and to progress the securing of project finance.

- Since balance date the Company has concluded negotiations with certain of its officers in respect of employment entitlement they have foregone. The amount of this liability has been determined at $234,500 and has been fully provided for in the Company's Year 2002 financial statements. In previous years this matter had been disclosed as a contingent liability as the amount owing was to be determined by negotiation.

As part of the negotiations the officers concerned had agreed to convert the debt to equity in the Company and it is proposed to seek shareholder approval at the Annual General Meeting to convert the debt owing to a director to equity.

- The Industrial Mineral Licence Agreements between Hudson Resources Limited and Industrial Minerals Marketing Pty Limited (wholly owned subsidiary) dated 26 June 1998 has by agreement between the parties been cancelled effective from 31 August 2002.

The companies will work together to ensure a smooth transition for the clients of Industrial Minerals Marketing Pty Limited.

In addition, for a period of two years, or any other period that may be reasonably agreed by the parties, Industrial Minerals Marketing Pty Limited will grant Hudson Resources Limited a licence to use all trademarks, graphics, names and other marketing items related to the sale of Industrial Minerals Marketing's products.

27 Accumulated losses

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	**2002 $**	2001 $
Accumulated losses at the beginning of the financial year	**(47,160,150)**	(38,391,596)	**(54,631,273)**	(45,133,426)
Net loss attributable to Members of the Company	**(1,509,709)**	(8,768,554)	**(2,875,924)**	(9,497,847)
Accumulated losses at the end of the financial year	**(48,669,859)**	(47,160,150)	**(57,507,197)**	(54,631,273)

Directors' Declaration

In the opinion of the directors of Imperial One Limited:

a) the financial statements and notes, set out on pages 13 to 37, are in accordance with the Corporations Act 2001, including:

   i) giving a true and fair view of the financial position of the Company and the Group as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

   ii) complying with Accounting Standards and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

B W McLeod
Director

D H Sutton
Director

Dated: 25 October 2002

Independent auditors' report to the members of Imperial One Limited

Scope

We have audited the financial report of Imperial One Limited for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes and the directors declaration. The financial report includes the consolidated financial statements of the Group, comprising the Company and its controlled companies. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the Group's financial position, and performance as represented by the results of their operations and their cash flows.

The name of the controlled entity of which we have not acted as auditors is set out in Note 6. We have received sufficient information and explanations concerning this controlled entity to enable us to form an opinion on the consolidated financial statements.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Imperial One Limited is in accordance with:

a) the Corporations Act 2001, including:
   i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Court & Co
Chartered Accountants
Stuart H Cameron
Partner
Dated at Sydney: 25 October 2002

Ordinary shares

a) Substantial Shareholders as at 30 September 2002

NAME	NUMBER OF SHARES
Imperial Investments Pty Ltd	35,304,414
Hudson Securities Corporation Ltd	30,679,435
Foxview Pty Ltd	18,663,289

b) Distribution of Fully Paid Ordinary Shares

1 – 1,000	720
1,001 – 5,000	751
5,001 – 10,000	745
10,001 – 100,000	1,824
100,001 and over	360
Total number of holders	4,400

i) Number of holders of less than a marketable parcel 3,479

ii) Percentage held by 20 largest holders 48.81%

c) Twenty Largest Shareholders as at 30 September 2002

NAME	NUMBER OF SHARES
Imperial Investments Pty Ltd	35,430,414
Hudson Securities Corporation Ltd	30,679,435
Foxview Pty Ltd	18,663,289
Ms Michelle Wong	13,868,027
New Golden Trade & Investments Ltd	10,450,000
Ms Suzie Young	9,950,000
Yiu Sham Lai	9,771,429
Ms Tai Lee	8,000,291
Kristoffer Duggan	7,493,477
Yuen Wan Yung	7,332,429
Hudson Corporate Ltd	7,164,139
Gergale Pty Limited	5,366,428
Westpac Custodian Nominees	5,095,519
Ms Yoke Tow Hong	4,405,925
Miss Alisa Lai	4,336,429
Grosvenor Pirie Management Ltd	3,333,333
Choon Piang Lee	2,571,429
Mao Ying Zhang	2,571,429
ANZ Nominees Ltd	2,232,717
Yellowrock Pty Ltd	2,101,000
	190,817,085

d) Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll every member, present in person or by proxy, shall have one vote for every share except if the issue price has not been paid in full, then the holder is only entitled to a fraction of a vote on that share, being, the quotient of the amount paid up divided by the issue price of that share.

Options – IMPOB Expiring 31 July 2003

a) Substantial Optionholders as at 30 September 2002

NAME	NUMBER OF OPTIONS
Westpac Custodian Nominees Ltd	11,861,360

b) Distribution of Optionholders

1 – 1,000	7
1,001 – 5,000	31
5,001 – 10,000	115
10,001 – 100,000	684
100,001 and over	250
Total number of holders	1,087

i) Number of holders of less than a marketable parcel 1,021

ii) Percentage held by 20 largest holders 39.70%

c) Twenty Largest Optionholders as at 30 September 2002

NAME	NUMBER OF OPTIONS
Westpac Custodian Nominees Ltd	11,861,360
ANZ Nominees Ltd	6,657,000
Chancery Nominees Ltd	6,000,000
Imperial Investments Pty Ltd	5,188,129
Mr T D Thornton & Mrs G I Thornton	4,207,915
Eastern & Pacific Capital Pty Ltd <B McLeod Super Fund A/c>	3,862,949
Nationwide Mineral Consultants P/L	3,806,880
Mr Douglas James Thomson	3,447,125
National Nominees Ltd	3,436,600
NHT Enterprises Pty Ltd	3,300,000
SAAB Industrial P/L	3,000,400
Mrs Pauline Agnus Jenkins	3,000,000
Stellar Group Inc	2,487,897
Mr John Tesolin	1,695,600
Slade Technologies Pty Ltd <Embrey Family Superfund A/c>	1,554,591
Mr Robert John Laurie	1,477,000
Chelsea Securities Ltd	1,476,000
R & A Simionato Consultancy Services P/L <The Simionato Inv A/c>	1,290,000
Mr John G Campbell & Mrs Maurice Campbell	1,280,000
Mr Gerard Raymond Phillips & Mrs Amanda Jayne Phillips	1,269,502
	70,298,948

d) Voting Rights

The options carry no voting rights.

Options – IMPOC Expiring 20 June 2004

e) Substantial Optionholders as at 30 September 2002

NAME	NUMBER OF OPTIONS
Hudson Securities Corporation Ltd	10,839,718
Imperial Investments Pty Ltd	9,176,270
Foxview Pty Ltd	7,131,645

f) Distribution of Optionholders

1 – 1,000	282
1,001 – 5,000	256
5,001 – 10,000	61
10,001 – 100,000	77
100,001 and over	21
Total number of holders	697

i) Number of holders of less than a marketable parcel 687

ii) Percentage held by 20 largest holders 90.72%

g) Twenty Largest Optionholders as at 30 September 2002

NAME	NUMBER OF OPTIONS
Hudson Securities Corporation Ltd	10,839,718
Imperial Investments Pty Ltd	9,176,270
Foxview Pty Ltd	7,131,645
Ms Michelle Wong	1,859,014
Grosvenor Pirie Management Ltd	1,666,667
Yiu Sham Lai	1,085,715
Yuen Wan Yung	814,715
Hudson Corporate Ltd	796,016
Mr George A Begala & Mr David R Begala	660,000
Ms Tai Lee	433,892
Miss Alisa Lai	410,715
Mr Francis John Hall & Mrs Corazon Rante Hall	403,662
Gergale Pty Ltd	333,214
Mao Ying Zhang	285,715
Pacific Holdings Ltd	142,857
Eastern & Pacific Capital Pty Ltd	121,331
Mr Kevin Anthony Torpey <Famallon No 2 Super Fund A/c>	102,041
Est Late Neville George Marshall	100,000
	37,797,583

h) Voting Rights

The options carry no voting rights.

i) List of mining tenements

PROSPECT	TENEMENT		GRANTED	HOLDER/APPLICANT	INTEREST 30/06/2002	INTEREST 30/06/2001
New South Wales						
1. MAY DAY	ML	1361	17/01/1995	IM	100%	100%
Victoria						
2. GURINA	EL	4428	8/10/99	IMI	100%	50%

Abbreviations

IMI Imperial Mining Investment Pty Ltd

IM Imperial One Limited

Note:

The Group's interest in EL 4428 was previously held by the Gurina Joint Venture in which Imperial Mining Investments Pty Limited (controlled entity) and Probo Mining Pty Limited each held a 50% equity interest.

During the financial year the Joint Venture was dissolved and the Joint Venture's interest in the exploration licence transferred to Imperial Mining Investments Pty Limited.

IMPERIAL

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia NSW 2000 • PO Box R356 Royal Exchange NSW 1225
Tel (612) 9251 1846 • Fax (612) 9251 2550